Exhibit 99.1

                      BRAVO! FOODS INTERNATIONAL CORP.
             EXECUTIVE COMPENSATION AGREEMENTEMPLOYMENT CONTRACT

This Executive Compensation Agreement is made March 21, 2003, between Bravo! Foods International Corp. (the Company), a corporation organized and existing under the laws of the state of Delaware, United States of America, and Mr. Roy G. Warren, an individual residing at 119 Ebbtide, North Palm Beach, Florida 33408(Warren)

1. Purpose: This Executive Compensation Agreement sets forth the compensation of Warren in connection with and for the performance of his duties as Chief Executive Officer of the Company.

2. Responsibilities: Warren as Chief Executive Officer shall be subject to the control and direction of the Board of Directors, and shall have responsibility for and supervise the overall business and financial aspects of the Company. These responsibilities will include: financial (profits, sales, controls, budgets), sales management, marketing, delivery, administration, operations, etc. Warren shall report on the status of the business operations of the Company to the Board of Directors. Warren shall not assume any additional consulting or employment positions with other businesses during the term of this Agreement.

3. Salary: Warren shall be paid the sum of $220,000 per year commencing January 1, 2003. This salary will be paid in equal monthly installments and shall be reviewed at each year-end, commencing December 31, 2003. The Company shall deduct the appropriate amount of all applicable federal and state taxes from Warren's salary payments, based upon the deductions supplied to the Company by Warren.

4. Incentive Bonus Plan: In addition to the annual compensation to be paid to Warren, he shall be entitled to participate in an executive incentive bonus plan, as follows:

      4.1 Warren shall receive a one-time grant of options for 2,000,000 shares of the Company's common stock, as an incentive for Warren to continue employment with the Company and for his anticipated future services. These options shall be vested immediately and shall have a five-year exercise period. The exercise price of 1,000,000 of such options shall be set at $0.50 per share and the exercise price of the balance of 1,000,000 of such options shall be set at $1.50 per share. The Stock Option Agreement between the Company and Warren shall govern the detailed terms and conditions for these options.

      4.2 To implement the vote of the Board of Directors made October 25, 2000, Warren shall receive options for 500,000 shares of the Company's common stock as follows:

      Shares       Exercise Price      Vesting            Term
      ------       --------------      -------            ----
      100,000      $0.75               immediate          expire 10/24/05
      100,000      $2.00               stock @ $2.00      5 years
      100,000      $3.00               stock @ $3.00      5 years
      100,000      $4.00               stock @ $4.00      5 years
      100,000      $5.00               stock @ $5.00      5 years

      4.2 Warren shall receive a cash bonus payable quarterly equal to forty percent (40%) of an executive compensation pool funded by ten percent (10%) of the Company profits calculated quarterly on


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an EBITDA basis. The Company must be profitable on an EBITD A basis both before and after the establishment of the ten percent executive compensation pool.

5. Compliance with The Company Policies and Regulations: Warren will execute his duties and responsibilities in strict accordance with Company policies and regulations, approved budgets, and specific directives.

6.    Termination and Severance:

      6.1 Warren shall serve as Chief Executive Officer of the Company at the pleasure of the Board of Directors. Either side may terminate this Agreement without cause after the expiration of the one (1) year term of this Agreement by giving three calendar months written notice. Warren may be terminated for cause immediately, but only subsequent to five days written termination notice to Warren, which notice shall specify the grounds for termination for cause, and provide for the opportunity for Warren to address the Company's Board of Directors with respect to the matters set forth in the written termination notice. Termination for cause may include, without limitation, insubordination, moral turpitude, commission of a crime, or actions that in the judgment of a majority of the Board of Directors are inconsistent with the position of Chief Executive Officer of a publicly reporting company.

      6.2 If the present senior executive management of the Company changes and Warren is terminated without cause by new senior executive management, Warren shall be entitled to receive as severance compensation whatever salary and bonus plan benefits that would have become due to him for the remainder of the initial term of this agreement, plus an additional twelve month period, immediately upon such termination. If this agreement is not renewed as provided in Section 8 herein, Warren shall be entitled to receive the salary and bonus plan benefits that would have become due to him under this Agreement if not terminated, plus an additional six month period, immediately upon such termination

7. Confidentiality: Warren agrees and acknowledges that acquired information and knowledge concerning the business operations of the Company and its subsidiaries, trade secrets, methods of operation, product formula, manufacturing procedures, business practices, financial information, records and reports, and data related to the operation of the Company and its subsidiaries is confidential and secret (the foregoing hereinafter referred to as "Confidential Information"). Warren shall not disclose any Confidential Information to any person, company, government, or use any Confidential Information in direct competition with the business of the Company or any of the Company's subsidiaries at any time during the term of this Agreement or for a period of one year after termination or expiration of this Agreement.

8. Commencement and Term: This Agreement is effective with the signing by both parties below as of January 1, 2003. This contract shall have a one (1) year term and may be extended by mutual agreement of the parties. As provided in this document, this Agreement is subject to termination by the parties upon appropriate notice.

9. Inside Information-Securities Laws Violations: In the course of the performance of Warren's duties, it is expected that Warren will receive information that is considered material inside information within the meaning and intent of the federal securities laws, rules, and regulations. Warren will not disclose this information directly or indirectly for Warren or as a basis for advice to any other party


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concerning any decision to buy, sell, or otherwise deal in the Company's securities or those of any of the Company's affiliated companies.

10. Warranty That Agreement Does Not Contemplate Corrupt Practices-- Domestic or Foreign: Warren represents and warrants that (a) all payments under this Agreement constitute compensation for services performed and (b) this Agreement and all payments, and the use of the payments by Warren, do not and shall not constitute an offer, payment, or promise, or authorization of payment of any money or gift to an official or political party of, or candidate for political office in, any jurisdiction within or outside the United States. These payments may not be used to influence any act or decision of an official, party, or candidate in his, her, or its official capacity, or to induce such official, party, or candidate to use his, her, or its influence with a government to affect or influence any act or decision of such government to assist the Company in obtaining, retaining, or directing business to the Company or any person or other corporate entity. As used in this Paragraph, the term "official" means any officer or employee of a government, or any person acting in an official capacity for or on behalf of any government; the term "government" includes any department, agency, or instrumentality of a government.

11. Complete Agreement; Governing Law. This Agreement is subject to and shall be interpreted in accordance with the laws of Delaware, without choice of law considerations and cannot be modified except in a writing executed by the parties herein.

Signatures:




                        _______________________________    March 21, 2003
                        Roy G. Warren                      Date




                        BRAVO! FOODS INTERNATIONAL CORP.




                        _________________________________    March 21, 2003
                        Stanley Hirschman                    Date
                        Chairman


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